Cybin Reports First Quarter Fiscal Year 2025 Financial Results and Recent Business Highlights

- Phase 3 multinational study of CYB003 expected to begin in late summer 2024 -

- 30 clinical sites selected across the United States and Europe for Phase 3 CYB003 study -

- 12-month efficacy results from Phase 2 study of CYB003 in MDD expected Q4 2024 -

- Additional United States patent granted providing protection for the CYB004 program -

- Strengthened R&D team with additional experienced drug development leaders -

- Cash totaled C$183 million as of June 30, 2024 -

This news release constitutes a “designated news release” for the purposes of Cybin’s prospectus supplements each dated August 23, 2023, to its short form base shelf prospectus dated August 17, 2023, as amended December 22, 2023, and April 8, 2024.

TORONTO, CANADA – August 8, 2024 – Cybin Inc. (NYSE American: CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, today reported unaudited financial results for its first quarter ended June 30, 2024, and recent business highlights.

“During the recent quarter we continued to move quickly, having achieved meaningful progress on the development of our two lead product candidates: CYB003, our proprietary deuterated psilocybin analog program in development for the adjunctive treatment of Major Depressive Disorder, and CYB004, our proprietary deuterated dimethyltryptamine program in development for the treatment of Generalized Anxiety Disorder. The path towards approval and commercialization for our novel therapeutics is coming into focus as we work efficiently to provide improved outcomes for patients and their families,” said Doug Drysdale, Chief Executive Officer of Cybin.

“To spearhead these programs through the next phases of development, we have hired two talented and experienced drug development experts: Dr. Atul R. Mahableshwarkar, and Dr. Tom Macek, to lead the CYB003 and CYB004 programs, respectively. Both bring in-depth expertise, and we welcome their guidance as we advance toward regulatory approval.”

“Importantly, CYB003, which is in development for the possible adjunctive treatment of MDD, has received U.S. Food and Drug Administration Breakthrough Therapy Designation. To date, CYB003 has demonstrated a robust, sustained benefit, with 75% of patients in the Phase 2 study in remission from depression four months after two doses (16mg). We expect to report 12-month efficacy data from our Phase 2 study this fall, providing further insights into the long-term efficacy of CYB003 in MDD. We also look forward to commencing our Phase 3 pivotal trial for CYB003 shortly. Concurrently, we are progressing our Phase 2 study of CYB004, in development for the treatment of GAD, where dosing is underway, and expect to share topline safety and efficacy data around year-end, or early Q1 2025. With our two lead programs, we are excited by the prospect of unlocking innovative mental health treatment options that are effective and patient-friendly as we continue our evolution into a late-stage clinical development company,” concluded Drysdale.

Recent Business and Pipeline Highlights:

Continued progress towards initiation of our Phase 3 multinational study for the CYB003 program in late summer of 2024. The Phase 3 MDD study will include thirty sites in the United States and Europe with deep clinical expertise in depression studies. Clinical site selection has been completed for the Phase 3 study, and the Company is on track to commence enrollment shortly.

Strengthened research and development team with two key additions:

•Dr. Atul R. Mahableshwarkar M.D., DLFAPA, Senior Vice President, Clinical Development. Dr. Mahableshwarkar is leading the CYB003 program, Cybin’s proprietary deuterated psilocybin analog program in development for the adjunctive treatment of Major Depressive Disorder (“MDD”). Dr. Mahableshwarkar is a board-certified psychiatrist and accomplished drug development executive with experience in both large global and small startup companies. He brings varied experiences from academia and industry as a site principal investigator for industry-sponsored studies and has submitted several INDs and NDAs leading to drug approvals.

•Dr. Tom Macek, Pharm.D., Ph.D., Senior Vice President, Clinical Development. Dr. Macek is leading the CYB004 program, Cybin’s proprietary deuterated dimethyltryptamine (“dDMT”) program in development for the treatment of Generalized Anxiety Disorder (“GAD”). Dr. Macek brings decades of pharmaceutical industry experience in new drug development across all phases of research (pre-IND to post-approval) across diverse treatment modalities and has submitted or supported several INDs and NDAs/BLAs leading to drug approvals.

Strengthened intellectual property portfolio with additional patent in support of the CYB004 program. On July 23, 2024, the Company was granted US patent no. 12,042,564, providing additional patent protection for the CYB004 program.

Upcoming Clinical Milestones and Future Studies:1

CYB003 - Deuterated Psilocybin Analog Program
•12-month efficacy data from Phase 2 MDD study expected Q4 2024.
•A multinational, multisite Phase 3 program to commence in late summer of 2024 to further evaluate the safety and efficacy of CYB003 capsules as adjunctive treatment in a larger MDD patient population.
•30 clinical sites have been selected across the U.S. and Europe.

CYB004 – Deuterated DMT Program
•Dosing is underway and topline safety and efficacy readout from Phase 2 GAD study is expected around year end 2024, or early Q1 2025. CYB004 is being developed as a novel intramuscular formulation expected to deliver an experience lasting approximately 90 minutes.

First-Quarter Financial Information

•Cash totaled C$183 million as of June 30, 2024.
•With the previously announced public offerings of units of the Company (the “Units”) and a combination of the Company's current cash position, and assuming the exercise in full of the warrants issued as part of the Units, the Company has access to over C$247 million.
•Net loss was C$15 million for the quarter ended June 30, 2024, compared to a net loss of C$15 million in the same period last year.
•Cash-based operating expenses consisting of research, general and administrative costs totaled C$16 million for the quarter ended June 30, 2024, compared to C$11 million in the prior year quarter.
•Cash flows used in operating activities were C$27 million for the quarter ended June 30, 2024, compared to C$11 million in the same period last year.
•Cash flows used in financing activities were C$0.2 million for the quarter ended June 30, 2024, compared to C$3.5 million received from financing activities in the same period last year.

About Cybin

Cybin is a clinical-stage breakthrough neuropsychiatry company on a mission to create safe and effective next-generation therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens. Cybin is currently developing CYB003, a proprietary deuterated psilocybin analog program for the treatment of major depressive disorder and CYB004, a proprietary dDMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For Company updates and to learn more about Cybin, visit www.cybin.com or follow the Company on X, LinkedIn, YouTube and Instagram.

Notes

1. There is no assurance that timelines will be met. Anticipated timelines regarding the initiation, advancement and results of clinical trials are based on reasonable assumptions informed by current knowledge and information available to the Company. See “Cautionary Notes and Forward-Looking Statements”.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to progress to a Phase 3 trial of CYB003 in summer 2024; the release of 12-month durability data from Phase 2 study of CYB003 in Q4 2024; commencing enrollment at 30 clinical sites across the U.S. and Europe; the release of topline Phase 2 CYB004 data around year-end 2024 or early Q1 2025; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets;

expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three months ended June 30, 2024 and the Company’s annual information form for the year ended March 31, 2024, which are available under the Company's profile on www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Cboe Canada, nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com